

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2013

Via E-mail
Mr. Kyle Kennedy
Chief Executive Officer
Seafarer Exploration Corp.
14497 N. Dale Mabry Highway, Suite 209N,
Tampa, FL 33618

Re: Seafarer Exploration Corp.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 15, 2013
File No. 000-29461

Dear Mr. Kennedy:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.

Please respond to this letter within 10 business days by amending your filing or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 9A. Controls and Procedures, page 19

1. Please revise your discussion of Controls and Procedures to address the following:
    - You reference the effectiveness of your disclosure controls and procedures as of December 31, 2010. Please revise your disclosure to state your principal executive and principal financial officer's conclusion about the effectiveness of your disclosure controls and procedures as of the end of December 31, 2012, the period covered by your report.
    - Please revise your disclosure to state your principal executive and principal financial officer's conclusion about the effectiveness (i.e. effective or not effective) of your internal controls over financial reporting at the end of December 31, 2012. You currently only discuss management's assessment of your disclosure controls and procedures and the material weaknesses in the internal controls over financial reporting.

- The framework on which management's evaluation of the issuer's internal control over financial reporting should be based on a recognized control framework that is established by a body or group that has followed due-process procedures, including the broad distribution of the framework for public comment. Please revise your disclosure to include what framework was used.
- Please state if the Company has made any change in your internal control over financial reporting during the period ended December 31, 2012. You currently reference the period ended December 31, 2010.

In addressing the above comment, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Exhibits 31

2. The executive certifications you have filed as exhibits to your Form 10-K do not contain the exact certification wording required by Item 601(b)(31) of Regulation S-K. Please revise the certifications to include the entire introductory language of paragraph 4 to also address your officers' responsibility for establishing and maintaining internal control over financial reporting.   In this regard, please refer to Question 17 of the Corporation Finance Sarbanes Oxley Act of 2002 Frequently Asked Questions at: http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant